CERTIFICATE OF AMENDMENT OF THE
                         CERTIFICATE OF INCORPORATION

                                      of

                     U.S.-CHINA INDUSTRIAL EXCHANGE, INC.

              Under Section 805 of the Business Corporation Law




		It is hereby certified that:

        FIRST: The name of the corporation is U.S.-China Industrial Exchange, Inc. (hereinafter called the "Corporation").

        SECOND: The Certificate of Incorporation was filed by the Department of State of the State of New York on July 3, 1981.

        THIRD: The Certificate of Incorporation of the Corporation, as amended and restated heretofore (the "Certificate of Incorporation"), is further amended by the addition of the following provisions stating the exchange ratio and other terms of a reverse stock split of the Corporation's Common Stock and Class B Common Stock.

        FOURTH: To accomplish the foregoing amendment, the following paragraph is added to the Certificate of Incorporation immediately following the current first paragraph of Article FOURTH:

"The Common Stock of the Corporation shall be reverse split at the rate of eight (8) shares of Common Stock then issued for one share of Common Stock of the Corporation and eight (8) shares of Class B Common Stock then issued for one share of Class B Common Stock of the Corporation. No fractional shares or scrip representing fractions of a share shall be issued, but in lieu thereof, each fraction of a share that any shareholder would otherwise be entitled to receive shall be rounded up to the nearest whole share."


        FIFTH: The manner in which the foregoing amendment of the Certificate of Incorporation was authorized is as follows:
                    The Board of Directors of the Corporation by unanimous written consent adopted resolutions setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for consideration thereof at a meeting of the shareholders of the Corporation. Thereafter, pursuant to resolution of its Board of Directors, a special meeting of the shareholders of said corporation was duly called and held, upon notice in accordance with Section 605 of the New York Business Corporation Law, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

        IN WITNESS WHEREOF, I have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

Date:	February 18, 1999


                                               /s/ Robert C. Goodwin, Jr.
                                        Name:   Robert C. Goodwin, Jr.
                                        Title:  Executive Vice President
                                                Operations, Treasurer,
                                                Assistant Secretary and
                                                General Counsel
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